Exhibit 21.1

Subsidiaries of China Mass Media International Advertising Corp.

Name of Subsidiary(1)	Jurisdiction of Incorporation or Organization
Universal International Advertising Limited	British Virgin Islands

Mass Media & Universal International Advertising Co., Ltd.	China

(1)	The subsidiaries listed above do not do business under other names.